Mail Stop 6010


February 24, 2005


Mr. Barry Raeburn
Agent for service for
Harbin Electric, Inc.
2 Penn Center, Suite 200
Philadelphia, Pennsylvania 19102

	Re:	Harbin Electric, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed January 30, 2006
File No. 333-131032

Dear Mr. Raeburn:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. We note the reference in footnote (2) to the fee table that you are purporting to register pursuant to Rule 416 a number of additional shares of common stock issuable upon the exercise of warrants. Please note that Rule 416 only provides for the registration of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions. Please revise footnote (2) to the fee table to track the language of Rule 416 and revise your fee table to separately identify those shares of common stock to be sold by selling securityholders upon the exercise of warrants.

Prospectus Summary, page 2

Overview, page 2

2. Please revise your disclosure here and elsewhere in the prospectus, as appropriate, to disclose the jurisdiction where your
"domestic patents" are held.

3. Please tell us what criteria you used to select the industry segments identified in the penultimate sentence of this paragraph. We may have further comments based upon your response.

4. Please provide us with objective support for your statement that
"[y]our LMs represent an improvement over traditional electric motors based on design, energy output, energy efficiency and precision movement."

Background of the Company, page 2

5. In an appropriate section of the prospectus, please clearly disclose the relationship of the various entities in your corporate structure, using a chart if appropriate. In addition, please disclose the material terms of and reasons for the August 31, 2004 and January 24, 2005 corporate transactions between HTFE, TFI and Torch referenced on page 3.

6. Please disclose the consideration received by Torch shareholders in connection with the merger referenced on page 3.

Risk Factors, page 4

7. We note that you currently have approximately 16,600,451 shares of common stock issued and outstanding. If true, please add a risk factor that addresses the fact that your Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, that authorized but unissued shares may be issued without further shareholder approval and that these shares may be granted rights and preferences that are greater than those of common shares being offered pursuant to this prospectus.

We depend on the supply of raw materials . . ., page 5

8. Please disclose the material risks presented by the potential loss of a key supplier of raw materials, including, if applicable, disruptions to your manufacturing operations and difficulty identifying alternative sources of raw materials. Also please file any material customer or supplier agreements.

Capital outflow policies in the People`s Republic of China . . ., page 6

9. Please identify the regulations referred to in this risk factor and, if material, describe them in an appropriate section of your prospectus. Describe situations where this would adversely affect your stockholders in the U.S.

Fluctuation of the Renminbi . . ., page 6

10. We note your disclosure that "since 1994, the official exchange rate of the conversion of Renminbi to United States dollars has generally been stable." Disclose the material risks to your results of operations that could result the PRC government`s recent decision to unlink the value of the yuan from the U.S. dollar

The Sale of Material Amounts of Our Common Stock . . ., page 8

11. Please tell us where you filed the Subscription Agreement (and any related transaction documents) referenced in this risk factor. We may have additional comments.

12. In a separate risk factor, quantify the amount and percentage of common stock held by your officers and directors and the risks related to this degree of voting control.

Use of Proceeds, page 9

13. Please quantify the proceeds you would receive assuming full exercise of the selling securityholder warrants.

14. We note your disclosure that "we anticipate that any net proceeds from the sale of securities that we may offer under this prospectus."
Please revise your disclosure to clarify that you are not offering any securities under this prospectus.

Selling Security Holders, page 9

15. Briefly describe the transaction(s) that resulted in the issuance of the shares held by the selling shareholders, including the consideration paid.

16. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter and is not eligible to rely on Rule 144 promulgated under the Securities Act. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the selling shareholder is able to make the following representations in the prospectus:

* The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
* At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

      Please revise accordingly.

17. Please identify the natural persons who beneficially own the shares held by the entities named in the Selling Stockholders table.

Directors, Executive Officers, Promoters and Control Persons, page
9

18. Please revise your disclosure to clarify the business experience of Tianfu Yang, Tianli Yang and Zedong Xu during the past five years.

Security Ownership of Certain Beneficial Owners, page 15

19. We note your disclosure in footnote (2) to the table. Please confirm to us that your beneficial ownership calculation includes all shares underlying stock options that meet the definition of beneficial ownership (i.e., that the calculation includes options that vest within 60 days).

Description of Securities, page 16

20. Please reconcile your disclosure in the first paragraph of this section that you have authorized 5,000,000 shares of preferred stock with Article 4 of your Articles of Incorporation.

Organization, page 17

Merger Agreement, page 17

21. Reconcile your disclosure in the last paragraph of this section and on page F-15 that on January 26, 2005 you declared a one-half share dividend with your disclosure on pages 3,19 and F-10 that you declared a one and one-half share dividend.

Description of Business, page 18

22. Revise the last paragraph under this caption to explain and identify your "next level entities."

Products and Services, page 21

23. We note references on page 2 to the fact that your products service the oil services, factory automation, automotive, construction machinery, packaging and mass transportation systems industries. Expand your business section to disclose how your products service the identified industry segments. For example, which of your products are used in the automotive and mass transportation industries, and how are they used?

24. Please avoid the use of terms that are likely to be unfamiliar to investors who might not work in your industry. Please define terms such as stator, way system, backlash, windup, linear asynchronous motor, armature and other industry terms.

25. Revise the second paragraph to disclose what you believe to be the "premium segments" of the industrial motor markets.

26. Please revise your disclosure to clarify the differences between your flat linear asynchronous motor series and your flat three-phase linear asynchronous motor. We note that they appear to be used for identical applications.

27. We note your reference on page 31 "certification of our new products." Please disclose the certification processes for products in your industry.

Intellectual Property, page 24

28. Please revise to disclose which of your products incorporate technology covered by your patents. Please also describe the nature and duration of each patent.

Research and Development, page 24

29. Please disclose the terms of all material research and development projects and file any material agreements.


Management Discussion and Analysis, page 25

Significant Accounting Policies - Revenue Recognition, page 27

30. Critical accounting policy disclosure should provide insight about complex judgments, estimates and uncertainties that underlie your key accounting policies. That information should generally expand upon and not merely repeat your basic accounting policies. The revenue recognition discussion does not achieve the objective of the disclosure since it is essentially a factual statement of the basic policy. Please revise to make disclosure about complex estimates, judgments and uncertainties associated with your revenue practices and about the susceptibility of those estimates and judgments to change. Refer to FR-60 and Exchange Act release 34-48960 for guidance.

31. In this regard, we also note your revenue recognition policies are in compliance with SAB 101. Please confirm that your policies are in compliance with SAB 104. Revise as necessary.

Three Months Ended September 30, 2005 Compare to Three Months
Ended
September 30, 2004

32. Revise to provide all disclosures specified by Item 303 (b) of Regulation S-B. Explain the reasons for any significant changes in line items of the balance sheets, income statements and/or cash flow
statements during the periods for which financial statements have been presented. In this regard, where changes in line items are the result of more than one factor and/or offsetting factors, the impact
of each individually significant factor should be quantified to the
extent practicable.   Apply this comment throughout MD&A as
applicable.

Market for Common Equity . . ., page 33

33. Please reconcile the disclosure here that you "have not paid any dividends on [y]our common stock" with your disclosure elsewhere in the prospectus that you issued a stock dividend in January 2005.

Executive Compensation, page 34

34. Please confirm that the table reflects compensation paid for all for all services rendered in all capacities to the registrant and its subsidiaries.



Financial Statements, page F-1

35. The financial statement should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date.
Please revise to comply or tell us why such update is not required.

Report of Independent Registered Public Accounting Firm, page F-2

36. We note from your January 30, 2006 letter that you have asked your accountants, Kabani & Company, Inc. to contact the Accounting Branch to discuss the matters referred to in the second paragraph of our January 20, 2006 letter. We have not been contacted by your auditors, therefore we reissue the comment.

We note that your corporate headquarters is located in Harbin, China, you are incorporated in the state of Nevada and your accountants are located in California. Please explain how your auditors were able to conduct the audit. Specifically, tell us where your accounting records are located, where the audit fieldwork was performed (including who performed that fieldwork), and whether any fieldwork in China was performed by employees of your US based auditors. Also, identify the language in which your accounting records are maintained and on what basis of GAAP. If the accounting records and supporting documents are in other than English, tell us how your auditors were able to read those documents. Describe your company`s internal expertise in US GAAP, if your underlying accounting records are not maintained according to US GAAP; tell us who converted those records to US GAAP. We may have additional comments after reviewing your response.

37. We note the audit report refers to "Tech Full International, Inc.
and subsidiaries" not "Harbin Electric, Inc." Since the historical financial statements presented are those of Harbin Electric, Inc., please have your auditors revise their audit report or tell us why such revision is not appropriate. Also, we note the audit report provided covers the balance sheet for the year ended December 31, 2003, which is not included in your Form SB-2. Revise to provide this period or have you auditor delete the reference in the audit report.

Consolidated Balance Sheet for the period ended September 30,
2005,
page F-3

38. Given the significant increase in property, plant and equipment, please revise to disclose the balance and depreciation methods and periods for each major class of depreciable assets.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, page F-9

39. Revise to disclose the effect of exchange rates on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period.
Refer
to SFAS 95, paragraph 25.

40. Revise to present borrowings and repayments on the related party loans on a "gross" basis, or tell us why the current presentation is appropriate. Refer to paragraph 13 to SFAS 95.

Notes for the Period Ended September 30, 2005

Note 1. Organization and Description of Business, page F-10

41. We see that on August 24, 2004, Tech Full International acquired
Harbin Tech Full Electric Co., Ltd. through a reverse merger recapitalization. Tell us how you accounted for this transaction and the accounting literature upon which you relied.

42. In this regard, explain in greater detail how you valued and recorded the merger between Torch Executive and TFI. If Torch was purely a public shell, we would have expected you to measure the cost of the acquisition by the value of Torch`s net tangible assets. However, if Torch was not a shell, we would have expected you to record the transaction at the fair market value of Torch`s
outstanding shares at the date of acquisition.    Please advise
and
explain and support the entries that you recorded in connection with the merger.

Joint Venture with Baldor Electric Company, page F-11

43. Please revise your prospectus to include the disclosure required by Item 404 of Regulation S-B, including disclosure regarding the Baldor Electric Company Joint Venture referenced here, and file these agreements as exhibits to this registration statement.

Note 7. Shareholder`s Equity, page F-15

44. We note that as part of the private placement of 1,600,000 shares of common stock, you also issued a warrant to purchase 480,000 shares of common stock at $3.50 per share. Tell us and revise the filing to disclose the significant terms of the warrant including the registration rights and penalties associated with the underlying shares of the warrant. Also, please tell us and revise the filing to disclose how you accounted for, valued and classified the warrants and the associated registration rights. Refer to EITF 00-19, EITF 05-04 and SFAS 129 as applicable.

Note 8. Stock Options, page F-16

45. Revise to include a description of the method and significant assumptions used during the year to estimate the fair value of options. Refer to paragraph 47(c) of SFAS 123.

Note 13. Earnings per Shares, page F-19

46. In a reverse merger, accounted for as a recapitalization, earning per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company. It is not clear whether weighted average shares have been determined in this manner. Either revise or explain to us why weighted-average shares (for all periods) are correct. Refer to SAB Topic 4D for guidance.

Note 15. Related Party Transaction, page F-19

47. Please explain how you accounted for the transfer of shares under the joint venture agreement with Baldor Electric Company. Specifically tell us how the transaction was recorded and valued and provide your basis in GAAP for the accounting applied. Also, explain how you accounted for the subsequent reduction in the shares issued.

Notes for the Fiscal Years Ended December 31, 2004

Note 1. Organization and Description of Business, page F-21

48. We note that the business license of HTFE is from August 17,
2004
to December 31, 2008. Please explain what will happen when the business license expires on December 31, 2008.

Note 2. Summary of Significant Accounting Policies, page F-21

49. With respect to warranties, provide disclosure under FIN 45 or tell us why such disclosure is not required.




Revenue Recognition, page F-24

50. We see from your disclosures on page 21 that the majority of your sales are "custom products." Tell us and revise to address customer acceptance protocols and post shipment obligations, including installation. Tell us in detail, how you comply with SAB 104 and EIFT 00-21 as it relates to post shipment obligations.

51. As a related matter please tell us and revise to describe the "other significant obligations" that you are referring to in your revenue recognition policy. Tell us and disclose what types of transactions and arrangements require you to defer recognizing revenue and at what point all of the requirements for revenue recognition are satisfied.

52. If shipping and handling fees and/or costs are material, please quantify these revenues and costs and explain how they are classified in the statement of operations. Refer to EITF 00-10 in your response.

53. If significant, please specifically address revenues from warranty contracts and/or from design, integration, support, repair or other service activities in your footnote.

Income Taxes, page F-24

54. We note the disclosure in your revenue recognition policy that you are required to charge a 17% value-added tax to all products sold in China. We also see that you offset this amount with the value-added tax paid on materials and other purchased products. Please tell us the accounting literature which supports your right of offset on the value-added tax asset and liability. Additionally, please revise the filing to disclose the amount of value-added taxes collected and paid for each period presented, as well as how the tax is accounted for and whether (and how) that tax is impacted by the tax holiday.

55. We see you are subject to a tax holiday in China until June
30,
2006. Please revise the note to include the dollar and per share effects of the holiday as required by SAB Topic 11(c).
Additionally,
please tell us the following:

* Whether you have any significant deferred tax assets or liabilities that relate to jurisdictions not covered under the tax holiday.
* Whether you have any long-term deferred tax assets or liabilities in China that will exist once the tax holiday expires.


Note 7. Supplemental Disclosure of Cash Flows, page F-28

56. We note the issuance of shares of common stock to a related party in exchange for a subscription receivable. We also note the disclosure on page F-15, that you have "completed the process of acquiring the plant facility in exchange for the subscription receivable in the beginning of year 2005." Please tell us more about this transaction, specifically the relationship of the related party to you, the basis of the assets acquired, and the method used to value the common stock issued.

Note 10. Employee Pension, page F-29

57. Please revise the filing to disclose whether you are responsible for the 20% of employees` salary for 2003 and 3004. If so, please revise the filing to disclose the amount of the accrual for these contributions, if material.

Note 11. Major Customers and Vendors, page F-29

58. Significant purchase commitments or obligations under non-cancelable long-term contracts should be disclosed, if applicable. Revise or advise.

Part II

Item 26.  Recent Sales of Unregistered Securities, page 35

59. Please disclose the information required by Item 701 of Regulation S-K regarding all applicable transactions, including those transactions referenced under the heading "Shareholder`s Equity" on pages F-15 and F-16.

Signatures

60. We note that your registration statement was not signed by any individuals in their capacity as directors. The instructions for signatures to Form SB-2 states that the registration statement must be signed by at least a majority of the board of directors, in their capacity as such. In subsequent amendments, please include the appropriate signatures.

Exhibits

61. Please file all exhibits required by Regulation S-B Item 601, including the list of subsidiaries required by Item 601(b)(21).

62. We note that you have filed several "forms of" undated and unsigned exhibits. Please file the signed and dated exhibits.

Exhibit 5.1

63. We note that some of the shares of your common stock you seek to register pursuant to this registration statement were previously issued. Please file a legal opinion with respect to those shares that does not contain an assumption regarding issuance "in accordance with the terms and conditions set forth in the registration statement."

Schedule 13G

64. We note that First Wilshire Securities Management, Inc., filed a
Schedule 13D in September, 2005, as beneficial owner of 1,061,782 shares. Please advise why it is not identified in the beneficial ownership table.




*     *     *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Kuhar at (202) 551-3662 or Angela
Crane,
Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters.
Please contact Donald C. Hunt at (202) 551-3647 or me at (202)
551-
3800 with any other questions.

Sincerely,



Peggy Fisher
Assistant Director

cc (via fax): Robert Smith, Esq. - Reed Smith LLP

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Barry Raeburn
Agent for service for
Harbin Electric, Inc.
February 24, 2006
Page 1